SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 19, 2004

                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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  (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)



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           CNOOC ANNOUNCES RESULTS OF EXTRAORDINARY GENERAL MEETING
                       REGARDING SUBDIVISION OF SHARES



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CNOOC LIMITED
(Incorporated in Hong Kong with limited liability)

RESULTS OF EXTRAORDINARY GENERAL MEETING
REGARDING SUBDIVISION OF SHARES

The board of directors (the Board) of CNOOC Limited (the Company) announces that its shareholders have approved the proposal that each of the existing issued and unissued shares of HK$0.10 each in the share capital of the Company be subdivided into five shares of HK$0.02 each (Subdivided Shares) in the capital of the Company (Share Subdivision) at the extraordinary general meeting held on 16 March 2004.

Reference is made to the announcement of the Company dated 26 January 2004 (the Announcement) and the circular to the Company's shareholders dated 11 February 2004 (the Circular) containing information on the proposed Share Subdivision and the notice convening an extraordinary general meeting of the Company on 16 March 2004 to consider the resolution to approve the Proposed Share Subdivision. Unless otherwise defined, terms used in this announcement shall have the same meaning as in the Circular.

Shareholders' Approval

The Board is pleased to announce that at the extraordinary general meeting of the Company held on 16 March 2004, the shareholders of the Company approved by ordinary resolution that every one issued and unissued share of HK$0.10 each in the capital of the Company as at 16 March 2004 be subdivided into five shares of HK$0.02 each in the capital of the Company effective as of 17 March 2004 and that the board of directors of the Company is authorized to do all things and execute all documents in connection with or incidental to such subdivision. Voting on the resolution was undertaken by way of poll, with 6,723,597,233 shares (representing 99.9888% of the 6,724,349,559 shares present and voting at the meeting) voted in favor and 752,326 shares (representing 0.0112% of the 6,724,349,559 shares present and voting at the meeting) voted against.

Trading Arrangements for Subdivided Shares

Effective from 17 March 2004 to 30 March 2004 (both days inclusive), a temporary counter under stock code 2998 will be established for trading in board lots of 2,500 Subdivided Shares each to replace the previous counter (stock code: 883). The timetable has been set out in the Circular and remains unchanged.

Correction of typographical errors in the Announcement and the Circular

The Company would also like to draw Shareholders' attention to a minor typographical error in the Announcement and the Circular. The Announcement under the heading "Share Subdivision" and page 3 of the Circular under the heading "2. Proposal for Subdivision of Shares" stated that "the authorised share capital of the Company is HK$15,000,000,000.00 which is divided into 150,000,000,000 Shares, of which 8,214,165,655

Shares are in issue. Immediately upon completion of the Share Subdivision, the authorised share capital of the Company will be HK$15,000,000,000.00 comprising 750,000,000,000 Subdivided Shares, of which 41,070,828,275 Subdivided Shares will be in issue and fully paid". This should in fact read, "the authorised share capital of the Company is HK$1,500,000,000.00 which is divided into 15,000,000,000 Shares, of which 8,214,165,655 Shares are in issue. Immediately upon completion of the Share Subdivision, the authorised share capital of the Company will be HK$1,500,000,000.00 comprising 75,000,000,000 Subdivided Shares, of which 41,070,828,275 Subdivided Shares will be in issue and fully paid".

      By order of the Board
      CNOOC Limited
      Cao Yunshi
      Company Secretary

Hong Kong, 16 March 2004

                                      End

Notes to Editors:

              CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents and its net production averaged 356,729 BOE per day.

CNOOC Limited is currently engaged in exploration, development and production in 4 major areas offshore China, which covers Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producer in Indonesia.

The Company has about 2,447 employees.


              CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.



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*** *** ***

For further inquiries, please contact:

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Mr. Xiao Zongwei                Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                   Ketchum Newscan Public Relations
Tel: +86 10 8452 1646           Tel: 852-3141-8016/852-3141-8063/852-3141-8091
Fax: +86 10 8452 1441           Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn     E-mail: anne.lui@knprhk.com
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                                        carol.chan@knprhk.com
                                        ---------------------
                                        maggie.chan@knprhk.com
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

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited



                                             By:  /s/ Cao Yunshi
                                                -------------------------
                                                  Name:  Cao Yunshi
                                                  Title:  Company Secretary

Dated: March 19, 2004